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                                                                       Exhibit 8

                               January ___, 1998

Harris Preferred Capital Corporation
111 West Monroe Street
Chicago, Illinois 60603

Ladies and Gentlemen:

     Harris Preferred Capital Corporation (the "Company") has filed a Registration Statement on Form S-11, file number 333-40257, with the Securities and Exchange Commission. Such Registration Statement (the "Registration Statement") contains a prospectus (the "Prospectus"). The Prospectus and Registration Statement contemplate an offering of a series of the Company's preferred shares (the "Preferred Shares") to the public (the "Offering"), with the Company's Common Stock being issued to Harris Trust and Savings Bank (the "Bank"). All capitalized terms used but not otherwise defined herein shall have the respective meanings given to them in the Prospectus, unless otherwise noted.

     We have advised you regarding the federal income tax consequences to the Company in connection with the preparation of the Registration Statement. In connection with the filing of the Registration Statement, you have asked us to render an opinion regarding the application of the U.S. federal income tax laws to the Company. Specifically, you have requested that we render an opinion addressing whether the Company will be organized in conformity with the requirements for qualification as a real estate investment trust (a "REIT") under Sections 856 through 860 of the Code, commencing with its taxable year ending December 31, 1998, and whether the Company's proposed method of operation, as set forth in the Registration Statement and Prospectus, will enable it to meet the requirements for qualification as a REIT in the succeeding years.

     The opinion set forth herein is based upon the existing provisions of the Code, Treasury Regulations, and the reported interpretations thereof by the IRS and by the courts in effect as of the date hereof, all of which are subject to change, both retroactively or prospectively, and to possibly different interpretations. We assume no obligation to update the opinion set forth in this letter. We believe that the conclusions expressed herein, if challenged by the IRS, would be sustained in court. However, because our opinion is not binding upon the IRS or the courts, there can be no assurance that contrary positions may not be successfully asserted by the IRS.

I.   Documents and Representations

     In rendering the following opinion, we have examined such statutes, regulations, records, certificates and other documents as we have considered necessary or appropriate as
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a basis for such opinion, including the following: (i) the Registration
Statement, including the Prospectus; (ii) the Articles of Amendment and Restatement of the Company (the "Charter"); and (iii) such other documents as we have deemed necessary to render the opinion set forth in this letter. In our examination, we have assumed the genuineness of all signatures, the legal capacity of natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified or photostatic copies, and the authenticity of the originals of such copies.

     In addition, this opinion is conditioned upon certain representations made by the Company as to factual and other matters as set forth in the attached letter and in the discussion of "Federal Income Tax Considerations" in the Prospectus. This opinion is also based on the assumptions that (i) the Company will be operated in accordance with the terms and provisions of the Charter;
(ii) the Company is validly organized and duly incorporated under the laws of the State of Maryland; and (iii) the various elections, procedural steps, and other actions by the Company described in the discussion of "Federal Income Tax Considerations" in the Prospectus Supplement will be completed in a timely fashion or otherwise carried out as so described.

     Unless facts material to the opinion expressed herein are specifically stated to have been independently established or verified by us, we have relied as to such facts solely upon the representations made by the Company. We are not, however, aware of any facts or circumstances contrary to or inconsistent with the representations. To the extent the representations pertain to matters set forth in the Code or Treasury Regulations, we have reviewed with the individuals making such representations the relevant provisions of the Code, the Treasury Regulations and published administrative interpretations.

II.  Opinion

     A.   Organizational Requirements to REIT Qualification

          1.  In General

     The Code defines a REIT as a corporation, trust, or association (i) that is managed by one or more trustees or directors; (ii) the beneficial ownership of which is evidenced by transferable shares or by transferable certificates of beneficial interest; (iii) that would be taxable as a domestic corporation, but for the REIT Requirements; (iv) that is neither a financial institution nor an insurance company subject to certain provisions of the Code; (v) the beneficial ownership of which is held by 100 or more persons; (vi) not more than 50 percent in value of the outstanding stock of which is owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) at any time during the last half of each taxable year; and (vii) that meets certain other tests, described below, regarding the nature of its income and assets./1/ The Code provides that conditions (i) through (iv), inclusive, must be met during the entire taxable year and that condition (v)

------------------------
/1/  Sections 856(a), 856(h), and 542(a)(2).

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must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months./2/ Conditions (v) and (vi) do not apply until after the first taxable year for which an election is made to be taxed as a REIT./3/

          2.  Calendar Year Taxpayer

     In addition to the above-mentioned organizational conditions, a corporation may not elect to become a REIT unless its taxable year is the calendar year. The Company has represented that it will elect a calendar taxable year. Therefore, this requirement will be satisfied.

          3.  Prohibition on Financial Institutions Electing REIT Status

     As noted above, the Company cannot qualify as a REIT if it is a financial institution. The Code defines a financial institution as including any bank, mutual savings bank, cooperative bank, domestic building and loan association, small business investment company or business development corporation./4/ While the Bank is a financial institution, the Company will not be organized or operated as any type of entity that would be treated as a financial institution under the Code. See United States v. Seattle First International Corp., 79-2 U.S.T.C. P. 9495 (W.D. Wash. 1979) (wholly owned subsidiary of bank did not qualify as bank under Section 581). Although the Bank will own approximately 50 percent of the value of the Company's stock after the proposed stock offering, both the Bank and the Company will be operated as separate entities with the Company having its own officers, books and records. As a consequence, in our opinion, the Bank's status as a financial institution will not be attributed to the Company and the Company will not otherwise be treated as a financial institution under the Code.

          4.  Shares Must be Freely Transferable

     The beneficial ownership of the REIT must be evidenced by transferable shares or transferable certificates of beneficial ownership. The Company has represented that it will not impose and that it is not aware of any transfer restrictions on either the Common Stock or the Preferred Shares other than those restrictions contained in or allowed by the Charter which are intended to enable the Company to comply with certain REIT qualification requirements, as discussed below. As a consequence, the beneficial ownership of the Company will be evidenced by transferable shares or transferable certificates of beneficial ownership.

------------------------
/2/  Section 856(b).

/3/  Section 856(h)(2).

/4/  Sections 856(a)(4), 582(c)(2) (formerly Section 582(c)(5)), and 591.

                                      -3-
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          5.  100 or More Beneficial Owner Test

     As noted above, the beneficial ownership of a REIT must be held by 100 or more persons. Preferred Shares are taken into account for purposes of determining whether a REIT satisfies this beneficial ownership test./5/ The Company has represented that as of January 1, 1999 and at all times thereafter, there will be more than 100 persons with beneficial ownership of the Preferred Shares. Moreover, the Charter provides in Section 7.21(a)(iii) that any transfer or other change in beneficial ownership of the Preferred Shares that would result in the Preferred Shares being actually owned by fewer than 100 persons will be void ab initio.

     If the Automatic Exchange is treated as an option owned by the Bank to acquire the Preferred Shares, the Bank could be considered as owning 100 percent of the Company's Preferred Shares and, therefore, the beneficial ownership of the Company would not be held by 100 or more persons. It has long been settled under Section 318(a)(4) of the Code that an option to purchase stock results in attribution only where its holder may acquire the stock at his or her election and there exist no contingencies with respect to this election. Rev. Rul. 89-64, 1989-1 C.B. 91; Rev. Rul. 68-601, 1968-2 C.B. 124. This attribution rule is the same as the attribution rule in Section 544(a)(3) of the Code, and the two provisions have been interpreted by the IRS as being coextensive. P.L.R. 9205030 (Nov. 5, 1991).

     In the present case, the Automatic Exchange is subject to four contingencies: (i) the Bank must become less than "adequately capitalized" under regulations established pursuant to FDICA; (ii) the Bank must be placed in conservatorship or receivership; (iii) the applicable regulatory authorities must anticipate in their sole discretion that the Bank will become "undercapitalized" in the near term; or (iv) the applicable regulatory authorities direct in writing that the Automatic Exchange take place. The Bank does not itself have the right to initiate the Automatic Exchange.

     As a consequence, in our opinion, the existence of the Automatic Exchange feature will not cause the Bank to be treated as owning the Company's Preferred Shares. Therefore, based on the representations noted above, the Company will satisfy the requirement that the beneficial ownership of the stock of the Company will be held by 100 or more persons.

          6.  Closely Held Test

     As noted above, a REIT may not be "closely held" (i.e., five or fewer individuals or certain entities treated as individuals may not own more than 50 percent (by value) of the stock of a REIT at any time during the second half of each taxable year after its first year of electing REIT status). In applying this "closely held" prohibition, all classes of stock,

------------------------
/5/ See, e.g., P.L.R. 8342016 (July 13, 1983) (REIT treated as having 100 or more beneficial owners with a single entity owning all of its common stock and 125 individuals owning its preferred stock).

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however denominated, are taken into account./6/ Ownership of such stock is determined by applying several attribution rules. Under these rules, (i) stock owned, directly or indirectly, by or for a corporation, partnership, estate or trust is treated as owned proportionately by its shareholders, partners, or beneficiaries, (ii) an individual is treated as owning stock owned by or for his or her siblings, spouse, ancestors and lineal descendants, (iii) an individual or entity that has an option to acquire stock is treated as owning such stock, and (iv) stock owned, directly or indirectly, by certain pension plans is treated as held directly by the beneficiaries of such plans in proportion to their actuarial interests in such plans./7/

     Section 7.2.1 of the Charter includes various limitations on the ownership of the Preferred Shares. First, no individual holder of the Preferred Shares is permitted to own (including shares deemed to be owned under the attribution rules described above) more than 5 percent (the "Ownership Limit") of any issued and outstanding series of Preferred Shares. In addition, any transfer or other change in ownership of the Preferred Shares that would result in any individual holder owning (actually or by attribution) Preferred Shares in excess of the Ownership Limit will be void ab initio, and any transfer or other change in ownership of the Preferred Shares that would result in the Company being treated as closely held or otherwise would cause the Company to fail to qualify as a REIT also will be void ab initio. Secondly, under the Charter, shares of any series of Preferred Shares deemed to be owned by, or transferred to, a stockholder in excess of the Ownership Limit or which would otherwise cause the Company to fail to qualify as a REIT (the "Excess Shares"), will be automatically transferred, by operation of law, to a trustee of a trust for the exclusive benefit of a charity to be named by the Company as of the day prior to the day the prohibited transaction took place. Any distribution paid prior to the discovery of the prohibited transfer are to be repaid by the original transferee to the Company and by the Company to the trustee; any vote of the shares while the shares were held by the original transferee prior to the Company's discovery thereof shall be void ab initio and the original transferee shall be deemed to have given its proxy to the trustee. Any unpaid distributions with respect to the original transferee will be rescinded as void ab initio. In liquidation the original transferee stockholder's ratable share of the Company's assets would be limited to the price paid by the original transferee for the Excess Shares or, if no value was given, the price per share equal to the closing market price on the date of the purported transfer. The trustee of the trust shall promptly sell the Excess Shares to any person whose ownership of such Excess Shares is not prohibited, whereupon the interest of the trust will terminate. Proceeds of the sale shall be paid to the original transferee up to its purchase price (or, if the original transferee did not purchase the shares, the value of such shares on their date of acquisition) and any remaining proceeds shall be paid to a charity to be named by the Company.

     It is necessary to address the characterization of the Automatic Exchange requirement under the above attribution rules and, in particular, under Section 544(a)(3), which deals

----------------------
/6/  Treas. Reg. ((S)) 1.544-1(c).

/7/  Section 544.

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with attribution resulting from the ownership of an option. Even if the Bank were deemed to own 100 percent of the Company Preferred Shares because the Automatic Exchange is treated as an option, the Company's has represented that the stock of the Bank will not be owned by five or fewer individuals, within the meaning of Sections 856(a)(6) and 856(h) of the Code. Therefore, since the Bank itself is not treated as being owned by five or fewer individuals, the Company stock held by the Bank should not be treated as owned by five or fewer individuals. As a consequence, it is our opinion that the existence of the Automatic Exchange feature will not cause the Company to be treated as closely held for this purpose.

     Therefore, based on the proposed ownership structure of the Company's Preferred Shares and Common Stock, the proposed structure should satisfy the requirement that the Company's stock not be closely held within the meaning of
Section 856(a)(6) of the Code.

     B.  Income Tests

     In order to maintain qualification as a REIT, the Company must annually satisfy two gross income requirements. First, at least 75 percent of the Company's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property (as interest on obligations secured by mortgages on real property, certain "rents from real property" or as gain on the sale or exchange of such property and certain fees with respect to agreements to make or acquire mortgage loans), from certain types of temporary investments or certain other types of gross income./8/ Second, at least 95 percent of the Company's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from such real property investments as aforesaid and from dividends, interest, and gain from the sale or other disposition of stock or securities and certain other types of gross income (or from any combination of the foregoing)./9/

     In applying the income tests described in this Section B and other tests described in this opinion, it should be noted that the Company will be the sole shareholder of the Harris Preferred Capital Trust, a Maryland real estate investment trust (the "Trust"). The Trust will conduct many of the Company's activities. The Company represents that it will be and will continue to be the sole shareholder in the Trust. According to Maryland law, the Trust will be treated either as an unincorporated trust or association. However, as an unincorporated entity with only one owner, the Trust, for federal income tax purposes, may choose to be either (i) disregarded as an entity separate from its owner or (ii) elect to be treated as an association taxable as a corporation. The Trust has not decided whether it will make the "association" election. If the Trust is disregarded as an entity separate from the Company, the Company will be treated for federal income tax purposes as the owner of all the Trust's assets, liabilities, and items of income, deduction, and credit. If the Trust elects to be treated as an association taxable as a corporation, the Trust will qualify for federal

----------------------
/8/  Section 856(c)(3).

/9/  Section 856(c)(2).

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income tax purposes as a qualified REIT subsidiary (a "QRS"). If the Trust is a
QRS, for federal income tax purposes the Trust will be ignored and the Company will be treated as the owner of all the Trust's assets, liabilities, and items of income, deduction, and credit. Therefore, regardless of whether the Trust elects to be classified as an association, for federal income tax purposes the Company, and not the Trust, will be treated as the owner of all the Trust's assets, liabilities, and items of income, deduction, and credit. As a result, the Trust will have no impact on the Company's status as a REIT, and for federal income tax purposes (and for purposes of this opinion), the Company will be deemed to be conducting all activities that will be conducted by the Trust.

     For interest on an obligation to qualify as "interest on obligations secured by mortgages on real property or on interests in real property," the obligation must be secured by real property having a fair market value at the time of acquisition at least equal to the principal amount of the loan./10/ The term "interest" includes only an amount that constitutes compensation for the use or forbearance of money. For example, a fee received or accrued by a lender which is in fact a charge for services performed for a borrower rather than a charge for the use of borrowed money is not includable as interest; amounts earned as consideration for entering into agreements to make loans secured by real property, although not interest, are otherwise treated as within the 75 percent and 95 percent classes of gross income so long as the determination of those amounts does not depend on the income or profits of any person. By statute, the term interest does not include any amount based on income or profits except that the Code provides that (i) interest "based on a fixed percentage or percentages of receipts or sales" is not excluded and (ii) when the REIT makes a loan that provides for interest based on the borrower's receipts or sales and a portion of such receipts or sales under one or more leases is based on income or profits, only a proportionate amount of the contingent interest paid by the borrower will be disqualified as interest./11/

     The Company has represented that more than 95% of its income in each tax year of the Company will be derived from interest (including interest derived from the Bank Secured Obligations). In addition, the Company has represented that at least 75% of the Company's income will be derived from interest on the Bank Secured Obligations and interest on other obligations secured by mortgages on real property. As a result of these and other representations made by the Company, in our opinion, the Company will satisfy both gross income requirements for REIT qualification.

     C.  Asset Tests

     At the close of each quarter of its taxable year, the Company must satisfy three tests relating to the nature of its assets. First, at least 75 percent of the value of the Company's total assets must be represented by real estate assets (including stock or debt instruments held for not more than one year that were purchased with the proceeds of a stock offering or

----------------------
/10/  Treas. Reg. ((S))1.856-5(c)(1).

/11/  Section 856(f)(1).

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long-term (at least five years) debt offering of the Company), cash, cash items, and government securities./12/ The Company anticipates that substantially all of its assets will fall in this category. Second, not more than 25 percent of the value of the Company's total assets may be represented by securities other than those in the 75 percent asset class./13/ Third, of the investments included in the 25 percent asset class, the value of any one issuer's securities, other than securities qualifying as real estate assets, cash, cash items, or government securities, owned by the Company may not exceed 5 percent of the value of the Company's total assets and the Company may not own more than 10 percent of any one issuer's outstanding voting securities, other than securities qualifying as real estate assets, cash, cash items, or government securities./14/

     The Company has represented that more than 75 percent of the value of its assets (including the Initial Mortgage Loan, which is discussed below) will be real estate assets, and that the value of any one issuer's securities owned by the Company will not exceed 5 percent of the value of the Company's total assets and the Company will not own more than 10 percent of any one issuer's outstanding voting securities. Moreover, the Company has represented that in the future it will maintain adequate records of the value of its assets to ensure compliance with the asset tests, and to take such action within 30 days after the close of any quarter as may be required to cure any noncompliance with the asset tests.

     A real estate asset means real property (including interests in real property and interests in mortgages on real property) and shares (or transferable certificates of beneficial interest) in other real estate investment trusts which meet certain requirements./15/ Rev. Rul. 80-280, 1980-2 C.B. 207, and General Counsel Memorandum ("GCM") 38364 (May 5, 1980) conclude that non-recourse notes secured by mortgage notes or other obligations secured by real property ("hypothecation notes") are considered real estate assets for purposes of both the gross income and real estate asset tests. The conclusion in both the revenue ruling and GCM is based on the fact that the security for the hypothecation notes is the mortgage notes of unrelated third parties and, therefore, "the hypothecation loans are obligations secured by mortgages on real property and are interests in mortgages on real property." Based on a review of the Bank Secured Obligations, the Loan Agreement, the Mortgage Loan Assignment Agreement and related documents and upon certain representations made by the Company, in our opinion, the Bank Secured Obligations will constitute real estate assets within the meaning of Code Section 856(c)(5)(B) and interest paid or accrued on the Bank Secured Obligations will constitute interest on obligations secured by mortgages on real property within the meaning of Code
Section 856(c)(3)(B).

----------------------
/12/  Sections 856(c)(5)(A); 856(c)(6)(C) and 856(c)(6)(D)(ii).

/13/  Section 856(c)(6)(B).

/14/  Section 856(c)(5)(B).

/15/  Section 856(c)(5)(B).

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     In addition to the Bank Secured Obligations, the Company intends to invest in certain mortgage-backed securities. The IRS has held in several revenue rulings that fully modified pass-through mortgage backed certificates such as Ginnie Mae certificates, FHLM certificates, and Fannie Mae certificates are real estate assets./16/ According to the IRS, such pass-through mortgage backed certificates qualify as real estate assets because the certificates represent an undivided interest in a pool of underlying mortgages. The Company has represented that its investment in mortgage backed securities will be in either GNMA Platinum Certificates ("GNMAs") or Fannie Mae Guaranteed MBS Pass-Through Certificates ("FNMAs"). The Fannie Mae Prospectus provides that the certificates issued "represent beneficial ownership interests in the principal and interest distributions on certain Fannie Mae Guaranteed Mortgage Pass-Through Certificates . . ." The GNMA Prospectus provides that the certificates issued "represent undivided ownership interest in Series Trust Funds . . . Each Series Trust Fund will be compromised of 'fully modified pass-through' mortgage backed certificates . . ." Based on the representations of the Company and the language in the Prospectus pertaining to the FNMAs and the GNMAs, the Mortgage Backed Securities will be considered real estate assets.

     As a consequence, upon acquisition of the Bank Secured Obligations and the Mortgage Backed Securities and, assuming the Company operates in the manner as set forth in the Registration Statement and Prospectus, it will satisfy all three asset tests for REIT qualification.

     D.  Annual Distribution Requirements

     In order to be treated as a REIT, the Company is required to distribute dividends (other than capital gain dividends) to its stockholders in an amount at least equal to (i) the sum of (A) 95 percent of the Company's "REIT taxable income" (computed without regard to the dividends paid deduction and the Company's net capital gain) plus (B) 95 percent of the net income, if any, from foreclosure property in excess of the special tax on income from foreclosure property, minus (ii) the sum of certain items of noncash income./17/ Such distributions must be paid in the taxable year to which they relate or in the following taxable year if declared before the Company timely files its tax return for such year and if paid on or before the first regular dividend payment after such declaration./18/ The Company has represented that it intends to make timely distributions sufficient to satisfy the annual distribution requirements described above and for purposes of this opinion we have assumed that such timely distributions will be made.

-----------------------
/16/  See Rev. Rul. 70-544, 1970-20 C.B. 6, Rev. Rul. 70-545, 1970-2 C.B. 7,
      Rev. Rul. 74-300, 1974-1 C.B. 169, and Rev. Rul. 84-10, 1984-1 C.B. 155.

/17/  Section 857(a)(1)(c).

/18/  Section 858(a).

                                      -9-
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     E.  Conclusion

     Based on the foregoing, it is our opinion that the Company will be organized in conformity with the requirements for qualification as a REIT commencing with its taxable year ending December 31, 1998, and its proposed manner of operation will enable it to meet the requirements for qualification as a REIT in succeeding years.

III. Additional Limitations

     The foregoing opinion is limited to the specific matters set forth above and should not be interpreted to imply that the undersigned has offered its opinion on any other matter. Moreover, the Company's ability to achieve and maintain qualification and taxation as a REIT depends upon the Company's ability to meet certain diversity of stock ownership requirements and, through actual annual operating results, certain requirements under the Code regarding its income, assets and distribution levels. No assurance can be given that the actual ownership of the Company's stock and its actual operating results and distributions for any taxable year will satisfy the tests necessary to achieve and maintain its status as a REIT.

     We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to our firm under the caption "Federal Income Tax Considerations" in the Prospectus.

                                         Respectfully submitted,

                                         Draft

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